Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Fourth Session of the

Board of Directors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 29, 2013 in office room A1801 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated May 21, 2013. Out of the Company’s eleven directors, nine directors attended the Meeting. Chairman Yang Mingsheng, executive directors Wan Feng and Liu Yingqi, non-executive directors Miao Jianmin and Zhang Xiangxian, and independent non-executive directors Sun Changji, Anthony Francis Neoh and Tang Jianbang attended the Meeting in person. Non-executive director Bruce D. Moore attended the Meeting via telecommunication. Executive director Lin Dairen and non-executive director Wang Sidong were on leave for business and authorized in writing, respectively, executive director Wan Feng and non-executive director Zhang Xiangxian to act on their behalf and cast the votes for them, respectively. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chaiman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal on Binhu Project Phrase I

The Board has approved that the Company invest in Binhu Project Phase I by establishing a project investment company, and has entrusted China Life Investment Holding Company Limited (the “IHC”) to implement the project, in accordance with the Alternative Asset Management Agreement between the Company and IHC, and the Investment Management Guidelines (2013) issued to IHC by the Company.

Voting result: 11 for, 0 against, with no abstention

2. Passed the Proposal on the 2012 Annual Evaluation Report of the Twelfth Five-Year Development Plan Outline of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 29, 2013